EXHIBIT (a)(1)(C)

INSTRUCTIONS FOR ELECTION TO PARTICIPATE

Your right to participate in the Offer to Amend and Exercise (the “Exercise Offer”) of CytoDyn Inc. (the “Company”) will automatically expire if you do not properly elect to participate on or before 5:00 p.m. (Eastern Time) on the Expiration Date of June 28, 2024, as may be extended by the Company in its sole discretion. By execution of this Election to Participate and Exercise Warrant, you waive any right to receive any notice of the acceptance of the Amended Warrants, except as provided in the Exercise Offer. To effect your acceptance of the Exercise Offer you must:

(1)	Complete, sign and return the Election to Participate (attached hereto).

(2)	Complete, sign and return the Acknowledgements and Representations and Warranties (attached hereto).

(3)	Complete, sign and return the Accredited Investor Questionnaire (attached hereto).

If the shares issuable upon exercise of your Amended Warrant will be issued in the name of someone other than the record holder of the Original Warrants, the Accredited Investor Questionnaire must also be completed by that recipient.

(4)	Return your Original Warrants for each Original Warrant to be exercised.

If you are unable to locate your Original Warrant, request an Affidavit of Lost Warrant from the Company, at the address indicated below. Requests via email will receive same day response. Upon receipt, complete, sign and return the Affidavit of Lost Warrant to the Company, in place of your Original Warrant.

(5)	Pay the aggregate exercise price applicable to your Amended Warrant ($0.16, the closing price on May 31, 2024, multiplied by the number of shares of common stock you elect to purchase) by check or by wire transfer pursuant to the wire transfer instructions set forth below. (The Company will return to you the excess, if any, by which the tendered cash exercise price exceeds the lower of 70% of (1) the VWAP on the Expiration Date, or (2) the average VWAP for the 5 days ending on the Expiration Date, multiplied by the number of shares of common stock you elect to purchase.)

(6)	The Election to Participate, Acknowledgements and Representations and Warranties, Accredited Investor Questionnaire and Original Warrants (or Affidavit of Lost Warrant), along with the aggregate exercise price, must be received by the Company at the address below on or before the Expiration Date of 5:00 pm (Eastern time) on June 28, 2024, as may be extended by the Company in its sole discretion.

ADDRESS:	CytoDyn Inc. 1111 Main Street, Suite 660 Vancouver, WA 98660 Email: warrants@cytodyn.com Phone: (360) 980-8524

WIRE TRANSFER	Bank Name:
INSTRUCTIONS	Bank Address:

ABA Number:
A/C Name:
A/C Number:
FBO:

Delivery to an address other than as set forth above will not constitute a valid delivery.